
Mail Stop 3030

May 17, 2018

<u>Via E-mail</u>
Narbeh Derhacobian
President and Chief Executive Officer
Adesto Technologies Corporation
3600 Peterson Way
Santa Clara, CA, 95054

>   **Re: Adesto Technologies Corporation**
>   **Registration Statement on Form S-3**
>   **Filed May 9, 2018**
>   **File No. 333-224790**

Dear Mr. Derhacobian:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Heather Percival at (202) 551-3498 with any questions.

                                    Sincerely,

                                    /s/ Heather Percival for

                                    Amanda Ravitz
                                    Assistant Director
                                    Office of Electronics and Machinery

cc: William L. Hughes, Esq.
       Fenwick & West LLP